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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         NETFRAME SYSTEMS INCORPORATED
                         -----------------------------
                               (Name of Issuer)

                   COMMON STOCK, $0.001 PAR VALUE PER SHARE
                   ----------------------------------------
                        (Title of Class of Securities)

                                  64-1106109
                                  ----------
                                (CUSIP Number)


        RODERIC W. LEWIS, MICRON TECHNOLOGY, INC., 8000 S. FEDERAL WAY,
        ---------------------------------------------------------------
               P.O. BOX 6, BOISE, ID 83707-0006  (208) 368-4000
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 10, 1997
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

-----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MICRON TECHNOLOGY, INC.
      75-1618004

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                      7
     NUMBER OF            -0-

      SHARES         ---------------------------------------------------------
                         SHARED VOTING POWER
   BENEFICIALLY       8
                         Approximately 3,472,797 shares.  Micron
     OWNED BY            Electronics, Inc. ("MICRON ELECTRONICS"), a
                         majority owned subsidiary of Micron
       EACH              Technology, Inc., holds an option (the
                         "OPTION") to purchase shares of Issuer
    REPORTING            Common Stock which will become exercisable
                         only upon the occurrence of certain events,
      PERSON             as specified in the Stock Option Agreement
                         filed herewith as Exhibit 2.  The Option is
       WITH              exercisable by Micron Electronics for that
                         number of shares equal to 19.9% of Issuer
                         Common Stock outstanding on the date the Option becomes exercisable. The number of shares reported hereon is approximated based on the number of shares of Issuer
                         Common Stock outstanding at June 6, 1997.

                     ----------------------------------------------------------
                         SOLE DISPOSITIVE POWER
                      9
                         -0-
                     -----------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                     10
                         SEE ITEM 8 ABOVE
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,472,797

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------


  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Micron Technology, Inc., a Delaware corporation, that it is the beneficial owner of any of the Common Stock referred to herein, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "ACT"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.   SECURITY AND ISSUER.

  This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("ISSUER COMMON STOCK"), of NetFRAME Systems Incorporated, a Delaware corporation ("ISSUER"). The principal executive offices of Issuer are located at 1545 Barber Lane, Milpitas, California 95035.

ITEM 2.   IDENTITY AND BACKGROUND.

  The name of the person filing this statement is Micron Technology, Inc., a Delaware corporation ("MICRON TECHNOLOGY"). The address of the principal office of Micron Technology is 8000 S. Federal Way, P.O. Box 6, Boise, ID 83707-0006. Micron Technology and its subsidiaries principally design, develop, manufacture and market semiconductor memory products, personal computers and complex custom printed circuit board, memory module and system level assemblies.

  Set forth in Schedule A is a list of each of Micron Technology's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  During the past five years neither Micron Technology, nor to Micron Technology's knowledge, any person named in Schedule A to this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Micron Technology nor, to Micron Technology's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  This Schedule 13D relates to an Agreement and Plan of Merger dated as of June 10, 1997 (the "MERGER AGREEMENT"), entered into among Micron Electronics, Inc., a Minnesota corporation and a majority owned subsidiary of Micron Technology ("MICRON ELECTRONICS"), Payette Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Micron Electronics, and Issuer. Pursuant to the Merger Agreement, Micron Electronics agreed to commence a cash tender offer (the "OFFER") for all of the outstanding shares of Issuer Common Stock at a price of not less than $1.00 per share. Micron Electronic's obligation to accept for payment shares tendered pursuant to the Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Offer at least that number of shares that shall constitute a majority of the then outstanding shares of Issuer Common Stock on a fully diluted basis and the expiration or termination of all waiting periods imposed upon consummation of the Offer by the

-----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, as well as other conditions described in the Merger Agreement. The Merger Agreement further provides that as soon as practicable after the purchase of shares of Issuer's Common Stock pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DELAWARE LAW"), Payette will be merged with and into Issuer (the "MERGER"). Following consummation of the Merger, Issuer will continue as the surviving corporation and will become a wholly owned subsidiary of Micron Electronics. The foregoing summary of the Merger and the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

  As an inducement to enter into the Merger Agreement, Issuer granted Micron Electronics an option (the "OPTION") to purchase shares of Issuer's Common Stock representing a 19.9% equity stake in Issuer pursuant to a Stock Option Agreement dated as of June 10, 1997 (the "STOCK OPTION AGREEMENT") entered into between Micron Electronics and Issuer. A copy of the Stock Option Agreement is attached hereto as Exhibit 2.

  Because Micron Electronics is a majority owned subsidiary of Micron Technology, Micron Technology may be deemed to be the beneficial owner of the shares of Issuer Common Stock subject to the Option granted Micron Electronics pursuant to the Stock Option Agreement entered into in connection with the Merger Agreement.

  Micron Technology is not a party to either the Merger Agreement or the Stock Option Agreement.

ITEM 4.   PURPOSE OF TRANSACTION.

  As described in Item 3 above, because Micron Electronics is a majority owned subsidiary of Micron Technology, Micron Technology may be deemed to be the beneficial owner of the shares of Issuer Common Stock subject to the Option granted Micron Electronics pursuant to the Stock Option Agreement entered into in connection with the Merger Agreement.

  Micron Technology is not a party to either the Merger Agreement or the Stock Option Agreement.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

  As a result of and subject to the Stock Option Agreement, Micron Electronics has sole power to vote an aggregate of 3,472,797 of Issuer Common Stock representing a 19.9% equity stake in Issuer based upon the 13,978,445 shares of Issuer's Common Stock that were issued and outstanding on June 6, 1997. The Option is exercisable by Micron Electronics upon the occurrence of certain circumstances as described more fully in the Stock Option Agreement.

  Because Micron Electronics is a majority owned subsidiary of Micron Technology, Micron Technology may be deemed to beneficially own the shares of Issue Common Stock subject to the Option granted Micron Electronics pursuant to the Stock Option Agreement entered into in connection with the Merger Agreement.

-----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 5 OF 9 PAGES
-----------------------                                  ---------------------

  Micron Technology is not a party to either the Merger Agreement or the Stock Option Agreement.

  To Micron Technology's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A. In addition, Micron Technology has not affected any transaction in Issuer Common Stock during the past 60 days and to Micron Technology's knowledge, none of the person named in Schedule A has affected any transaction in Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

  Other than as described herein, to Micron Technology's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding or proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

  The following documents are filed as exhibits:

  1. Agreement and Plan of Merger, dated as of June 10, 1997 by and among Micron Electronics, Inc., a Minnesota corporation, Payette Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Micron Electronics, Inc. and NetFRAME Systems Incorporated, a Delaware corporation.

  2. Stock Option Agreement dated as of June 10, 1997, by and between NetFRAME Systems Incorporated, a Delaware corporation, and Micron Electronics, Inc., a Minnesota corporation (granting Micron Electronics an option to purchase NetFRAME Common Stock).

-----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 6 OF 9 PAGES
-----------------------                                  ---------------------

                                    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 1997

                         MICRON TECHNOLOGY, INC.


                         By:  /s/  RODERIC W. LEWIS
                              ----------------------

                         Title: Vice President of Legal Affairs, General Counsel and Corporate Secretary

-----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 7 OF 9 PAGES
-----------------------                                  ---------------------

                                  SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            MICRON TECHNOLOGY, INC.

  The following tables set forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of Micron Technology. The business address of each such person is 8000 S. Federal Way, P.O. Box 6, Boise, Idaho 83707. Unless otherwise indicated, each person listed below (i) has held his principal occupation for the past five years, (ii) has not been convicted in a criminal proceeding and has not been party to a proceeding related to U.S. state and federal securities laws, and (iii) is a citizen of the United States.

            NAME                              POSITION WITH MICRON
-----------------------------   -------------------------------------------------
Steven R. Appleton...........   Chairman of the Board of Directors, Chief
                                Executive Officer and President
Donald D. Baldwin............   Vice President of Sales
Kipp A. Bedard...............   Vice President of Corporate Affairs
Eugene H. Cloud..............   Vice President of Marketing
Robert M. Donnelly...........   Vice President of Memory Product
D. Mark Durcan...............   Vice President of Process Research & Development
Jay L. Hawkins...............   Vice President of Manufacturing
Roderic W. Lewis.............   Vice President of Legal Affairs, General Counsel
                                and Corporate Secretary
Nancy M. Self................   Vice President of Administration
Steven L. Stout..............   Vice President of Facilities
Wilbur G. Stover, Jr.........   Vice President of Finance and Chief Financial
                                Officer
Jerry M. Hess................   Director
Robert A. Lothrop............   Director
Thomas T. Nicholson..........   Director
Don J. Simplot...............   Director
John R. Simplot..............   Director
Gordon C. Smith..............   Director

  Steven R. Appleton joined MTI in February 1983 and has served in various capacities with MTI and its subsidiaries, including overseeing MTI's semiconductor operations as President and Chief Executive Officer of MSI from July 1992 to November 1994. Except for a nine day period in January 1996, since May 1994 Mr. Appleton has served as a member of MTI's Board of Directors and since September 1994, Mr. Appleton has served as the Chief Executive Officer, President and Chairman of the Board of Directors of MTI. Mr. Appleton has served as a member of the Board of Directors of Micron since 1995.

  Donald D. Baldwin joined MTI in April 1984 and has served in various capacities with the Company and its subsidiaries. Mr. Baldwin first became an officer of MTI in May 1991 and has served in various officer positions, including Vice President, Sales of MSI from July 1992 to November 1994. Mr. Baldwin has served as Vice President of Sales for MTI since November 1994.

  Kipp A. Bedard joined MTI in November 1983 and has served in various manufacturing and sales positions with the Company and its subsidiaries. Mr. Bedard first became an officer of MTI in April 1990 and has served in various officer positions, including Vice President, Corporate Affairs of MSI from July 1992 to January 1994. Mr. Bedard has served as Vice President of Corporate Affairs for MTI since January 1994.

  Eugene H. Cloud joined MTI in January 1985 and has served in various capacities with the Company and its subsidiaries. Mr. Cloud first became an officer of MTI in April 1990 and has served in various officer positions, including

-----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 8 OF 9 PAGES
-----------------------                                  ---------------------

Vice President, Marketing of MSI from July 1992 to November 1994. Mr. Cloud has served as Vice President of Marketing for MTI since November 1994.

  Robert M. Donnelly joined MTI in September 1988 and has served in various technical positions with the Company and its subsidiaries. Mr. Donnelly first became an officer of MTI in August 1989 and has served in various officer positions, including Vice President, SRAM Products Group of MSI from July 1992 to November 1994. Mr. Donnelly was named Vice President, SRAM Products Group for MTI in November 1994, as Vice President, SRAM Design and Product Engineering for MTI in October 1995 and has served as Vice President of Memory Products for MTI since November 1996.

  D. Mark Durcan joined MTI in 1984 as a diffusion engineer. Since that time he has held a series of positions of increasing responsibility with the Company and its subsidiaries, including Manager of Process Research and Development. Since June 1996, Mr. Durcan has served as Vice President of Process Research and Development.

  Jay L. Hawkins joined MTI in March 1984 and has served in various manufacturing positions for the Company and its subsidiaries, including Director of Manufacturing for MSI from July 1992 to November 1994, Director of Manufacturing for MTI from November 1994 to February 1996 and as Vice President of Manufacturing Administration and Back-end for MTI from February 1996 to November 1996. Since November 1996, Mr. Hawkins has served as Vice President of Manufacturing for MTI.

  Roderic W. Lewis joined MTI in 1991 as Associate General Counsel. He became Assistant General Counsel in 1993. From April 1995 to July 1996, Mr. Lewis served as Vice President, General Counsel and Corporate Secretary for Micron. In July 1996, Mr. Lewis was named as Vice President, General Counsel and Corporate Secretary for MTI. Since November 1996, Mr. Lewis has served as Vice President of Legal Affairs, General Counsel and Corporate Secretary for MTI.

  Nancy M. Self joined MTI in February 1988 as a benefits specialist. In July 1988, she was named Benefits Manager and served in that position until July 1989, when she was named Risk Manager. Since March 1993, Ms. Self has served as Vice President of Administration.

  Steven L. Stout joined MTI in September 1983 and has served in various positions for the Company and its subsidiaries, including Plant Operations Manager for MSI from January 1993 to November 1994. Since February 1996, Mr. Stout has served as Vice President of Facilities for MTI.

  Wilbur G. Stover, Jr. joined MTI in June 1989 and has served in various financial positions with the Company and its subsidiaries, including Controller from February 1990 to July 1992 and Vice President, Finance and Chief Financial Officer of MSI from August 1992 to September 1994. Since September 1994, Mr. Stover has served as MTI's Chief Financial Office and Vice President of Finance. From October 1994 through September 1996, Mr. Stover served as a member of the MTI Board of Directors.

  Jerry M. Hess has served as Chairman and Chief Executive Officer of J.M. Hess Construction Company, Inc. since 1959. Mr. Hess has served on MTI's Board of Directors since 1994. On April 7, 1995, Mr. Hess was appointed a director of Micron.

  Robert A. Lothrop served as the Senior Vice President of the J.R. Simplot Company, a food processing, fertilizer and agricultural chemicals manufacturing company, from January 1986 until his retirement in January 1991. Mr. Lothrop was elected to MTI's Board of Directors in 1986. In 1992, he was elected to the Board of Directors of MSI and resigned as a director of MTI. Mr. Lothrop was re-elected to MTI's Board of Directors in 1994. On April 7, 1995, Mr. Lothrop was appointed a director of Micron.

  Thomas T. Nicholson serves as Vice President of Honda of Seattle. Mr. Nicholson also serves as President of Mountain View Equipment, a farm equipment dealership, and is a partner of CLT&T Land & Livestock. He has served on MTI's Board of Directors since 1980.

  Don J. Simplot served as the President of Simplot Financial Corporation, a wholly-owned subsidiary of the J. R. Simplot Company, from February 1985 until January 1992. In April 1994, Mr. Don J. Simplot was appointed as a member of the Office of the Chairman of the J.R. Simplot Company. He has served on the Board of Directors of MTI since 1982. Mr. Don Simplot is also a director of AirSensors, Inc., an alternative fuel conversion equipment company.

-----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 9 OF 9 PAGES
-----------------------                                  ---------------------

  John R. Simplot founded and served as Chairman of the Board of Directors of the J.R. Simplot Company prior to his retirement in April 1994. Mr. Simplot currently serves as Chairman Emeritus of the J.R. Simplot Company. Mr. Simplot has served on MTI=s Board of Directors since 1980. On April 7, 1995, Mr. Simplot was appointed a director of Micron.

  Gordon C. Smith served in various management positions from July 1980 until January 1992 for Simplot Financial Corporation, a wholly-owned subsidiary of the J.R. Simplot Company. From May 1988 until his retirement in March 1994, Mr. Smith served as the President and Chief Executive Officer of the J.R. Simplot Company. He was elected to the Board of Directors of MTI in 1990.